SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT No. 1)

OBAGI MEDICAL PRODUCTS, INC.

(Name of Subject Company)

OBAGI MEDICAL PRODUCTS, INC.

(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

67423R108

(CUSIP Number of Class of Securities)

Laura B. Hunter

Vice President, General Counsel

and Secretary

3760 Kilroy Airport Way, Suite 500

Long Beach, CA 90806

(562) 628-1007

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

Copies to:

Wesley C. Fredericks Kevin T. Collins

Jason M. Casella

Jenner & Block LLP

919 Third Avenue

New York, NY 10022-3908

(212) 891-1600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Obagi Medical Products, Inc., a Delaware corporation (the “Company”), initially filed on March 26, 2013 (the “Initial Schedule 14D-9”). The Initial Schedule 14D-9 relates to the cash tender offer by Odysseus Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Valeant Pharmaceuticals International, a Delaware corporation, a wholly owned subsidiary of Valeant Pharmaceuticals International, Inc., a Canadian corporation, disclosed in a Tender Offer Statement on Schedule TO, filed on March 26, 2013 (the “Schedule TO”), to purchase all outstanding shares of the common stock, par value $0.001 per share, of the Company for $19.75 per share, net to the seller in cash, without interest (less any applicable withholding tax), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 26, 2013, and the related Letter of Transmittal, which were filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) thereto. Except as otherwise set forth below, the information set forth in the Initial Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment.

On April 2, 2013, the Company issued the following press release:

Board of Directors of Obagi Medical Products, Inc. Receives Unsolicited Acquisition Proposal from Merz Pharma

LONG BEACH, Calif — April 2, 2013 — On April 2, 2012, Obagi Medical Products, Inc. (NASDAQ: OMPI) (the “Company” or “Obagi”) announced that the Obagi Board of Directors had received an unsolicited letter from Merz Pharma offering $22 per share cash to acquire the Company, and the Obagi Board of Directors will evaluate Merz Pharma’s offer and the merger terms consistent with its fiduciary and legal duties. The Obagi Board of Directors realizes that time is of the essence in this matter.

About Obagi Medical Products, Inc.

Obagi Medical Products is a specialty pharmaceutical company that develops, markets and sells, and is a leading provider of, proprietary topical aesthetic and therapeutic prescription-strength skin care systems in the physician-dispensed market. Using its Penetrating Therapeutics™ technologies, Obagi Medical’s products are designed to improve penetration of agents across the skin barrier for common and visible skin conditions in adult skin including premature aging, photodamage, hyperpigmentation (irregular or patchy discoloration of the skin), acne, sun damage, rosacea, and soft tissue deficits, such as fine lines and wrinkles. Obagi Medical’s portfolio, which includes cosmetic, over-the-counter and prescription products, including 4% hydroquinone, is sold and promoted only through physician offices and requires education by a physician on proper use. The history of Obagi’s skin care product introductions is as follows: Obagi Nu-Derm®, Obagi-C® Rx (a prescription-strength vitamin C and hydroquinone system), Obagi® Professional-C (a line of highly stable vitamin C serums), Obagi Condition & Enhance® for use with cosmetic procedures to enhance patient outcomes and satisfaction, ObagiELASTIderm® Eye Products and ObagiCLENZIderm® M.D. acne therapeutic systems, a formulation of ObagiCLENZIderm M.D. Systems for normal to dry skin, and ObagiELASTIderm Décolletage System, ObagiRosaclear® System, ObagiELASTILash® Eyelash Solution, Obagi Blue Peel RADIANCE®, Nu-Derm® Sun Shield SPF 50 and Obagi Hydrate™. Visit www.obagi.com for information.

Penetrating Therapeutics and Obagi Hydrate are trademarks, and Obagi, the Obagi logo, Blue Peel RADIANCE, Condition & Enhance, ELASTIderm, ELASTILash, Nu-Derm, Obagi-C, ObagiCLENZIderm and Rosaclear are registered trademarks, of Obagi Medical Products, Inc. and/or its affiliates in the United States and certain other countries.

Notice to Investors

On March 26, 2013, Obagi Medical Products, Inc. filed a solicitation/recommendation statement with respect to the tender offer from Valeant described herein on Schedule 14D-9 with the U.S. Securities and Exchange Commission (the “SEC”). Also on March 26, 2013, Odysseus Acquisition Corp., a wholly-owned subsidiary of Valeant Pharmaceuticals International, a wholly-owned subsidiary of Valeant Pharmaceuticals International, Inc., filed a tender offer statement, including the offer to purchase, letter of transmittal and related documents on Schedule TO with the SEC. This press release is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of the Company’s common stock. Investors and stockholders of the Company are strongly urged to read both the tender offer statement (including the offer to purchase, letter of transmittal, and related documents) and the solicitation/recommendation statement, as they may be amended from time to time, because they contain important information that stockholders should consider before making any decision regarding tendering their shares. The tender offer statement (including the related exhibits) and the solicitation/recommendation statement is available at no charge on the SEC’s website at www.sec.gov. In addition, the tender offer statement and other documents that Valeant files with the SEC are and will be made available to all stockholders of the Company free of charge at www.valeant.com . The solicitation/recommendation statement and the other documents filed by the Company with the SEC are and will be made available to all stockholders of the Company free of charge at www.obagi.com.

Forward-Looking Statements

This communication may contain, in addition to historical information, certain forward-looking statements regarding future events, conditions, circumstances or the future financial performance of the Company. Often, but not always, forward-looking statements can be identified by the use of words such as “believes,” “expects,” “may,” “will,” “should,” “potential,” “anticipates,” “plans,” or “intends” and similar expressions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from the future results, events or developments indicated in such forward-looking statements.

Such risks and uncertainties include: the risk that not all conditions of the tender offer, the merger or the related transactions will be satisfied or waived, the completion of the merger with Valeant taking longer than expected, the current condition of, and potential further deterioration in, the global economy, intense competition our products face and will face in the future, the level of market acceptance of our products, our ability to successfully implement our new online pharmacy e-Commerce sales and fulfillment strategy, the possibility that our products could be rendered obsolete by technological or medical advances, the possibility that we may become involved in intellectual property claims and litigation that could adversely affect the profitability of or our ability to sell our products or on our results of operations, the possibility that our products may cause undesirable side effects and the fact that our ability to commercially distribute our products may be significantly harmed if the state or federal regulatory environment governing our products changes, and uncertainties associated with any aspect of the transactions, including uncertainties relating to the anticipated timing of filings and approvals relating to the transactions, the outcome of legal proceedings that may be instituted against the Company and/or others relating to the transactions, the expected timing of completion of the transactions, the satisfaction of the conditions to the consummation of the transactions and the ability to complete the transactions. A more detailed discussion of certain of these and other factors that could affect results is contained in our filings with the SEC.

Many of these risks and uncertainties relate to factors that are beyond the Company’s ability to control or estimate precisely, and any or all of the Company’s forward-looking statements may turn out to be wrong. The Company cannot give any assurance that such forward-looking statements will prove to have been correct. The reader is cautioned not to unduly rely on these forward-looking statements. Nothing contained herein shall be deemed to be a forecast, projection or estimate of the future financial performance of the Company following the completion of the transactions unless otherwise stated. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements, whether as a result of new information, subsequent events or circumstances, changes in expectations or otherwise.

Source: Obagi Medical Products, Inc.

Burson-Marsteller

Kenny Juarez

O: 212-614-4356 / M: 646-203-8247

Innisfree M&A Incorporated

Jennifer Shotwell / Scott Winter

O: 212-750-5833

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OBAGI MEDICAL PRODUCTS, INC.

By:	/s/ Albert F. Hummel
Name: Albert F. Hummel
Title: President & Chief Executive Officer

Dated: April 2, 2013